Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

Temple-Inland Inc.

at

$30.60 Net Per Share

by

Metal Acquisition Inc.

a wholly owned subsidiary of

International Paper Company

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,

EASTERN TIME, ON AUGUST 9, 2011, UNLESS THE OFFER IS EXTENDED.

METAL ACQUISITION INC., A DELAWARE CORPORATION (THE “PURCHASER”), WHICH IS A WHOLLY OWNED SUBSIDIARY OF INTERNATIONAL PAPER COMPANY, A NEW YORK CORPORATION (“INTERNATIONAL PAPER”), IS OFFERING TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE, TOGETHER WITH THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS (THE “SHARES”), OF TEMPLE-INLAND INC. (“TEMPLE-INLAND”) THAT ARE NOT ALREADY OWNED BY INTERNATIONAL PAPER AND ITS SUBSIDIARIES AT A PRICE OF $30.60 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST AND LESS ANY REQUIRED WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL THAT ACCOMPANIES THIS OFFER TO PURCHASE (THE “LETTER OF TRANSMITTAL”).

THE OFFER (AS DEFINED IN THIS OFFER TO PURCHASE) IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER A NUMBER OF SHARES WHICH, TOGETHER WITH THE SHARES THEN OWNED BY INTERNATIONAL PAPER AND ITS SUBSIDIARIES, REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY DILUTED BASIS, (II) TEMPLE-INLAND’S BOARD OF DIRECTORS REDEEMING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS OR THE PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE MERGER OF TEMPLE-INLAND AND THE PURCHASER (OR ONE OF ITS SUBSIDIARIES) AS DESCRIBED HEREIN (THE “PROPOSED MERGER”), (III) TEMPLE-INLAND’S BOARD OF DIRECTORS HAVING APPROVED THE OFFER AND THE PROPOSED MERGER UNDER SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW (THE “DGCL”) OR THE PURCHASER BEING SATISFIED, IN ITS REASONABLE DISCRETION, THAT SECTION 203 OF THE DGCL IS INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (IV) THE PURCHASER’S NOMINEES CONSTITUTING, OR TEMPLE-INLAND’S BOARD OF DIRECTORS HAVING APPROVED ARRANGEMENTS THAT WILL CAUSE THE PURCHASER’S NOMINEES TO CONSTITUTE PROMPTLY AFTER COMPLETION OF THE OFFER, A MAJORITY OF TEMPLE-INLAND’S BOARD OF DIRECTORS, (V) THE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, AND ANY SIMILAR WAITING PERIODS REQUIRED UNDER THE ANTITRUST LAWS OF OTHER COUNTRIES, APPLICABLE TO THE PURCHASE OF SHARES UNDER THIS OFFER, HAVING EXPIRED OR BEEN TERMINATED AS DESCRIBED HEREIN AND (VI) TEMPLE-INLAND NOT HAVING ENTERED INTO OR EFFECTUATED ANY AGREEMENT OR TRANSACTION WITH ANY PERSON OR ENTITY THAT, IN THE PURCHASER’S RESASONABLE JUDGMENT, HAS THE EFFECT OF IMPAIRING THE PURCHASER’S OR INTERNATIONAL PAPER’S ABILITY TO ACQUIRE TEMPLE-INLAND OR OTHERWISE DIMINISHING THE EXPECTED VALUE TO INTERNATIONAL PAPER OF THE ACQUISITION OF TEMPLE-INLAND.

THE OFFER IS NOT CONDITIONED ON THE PURCHASER OBTAINING FINANCING.

INTERNATIONAL PAPER AND THE PURCHASER ARE SEEKING TO NEGOTIATE A BUSINESS COMBINATION WITH TEMPLE-INLAND. SUBJECT TO APPLICABLE LAW, INTERNATIONAL PAPER AND THE PURCHASER RESERVE THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE OFFER PRICE AND THE CONSIDERATION TO BE OFFERED IN THE PROPOSED MERGER), INCLUDING UPON ENTERING INTO A MERGER AGREEMENT WITH TEMPLE-INLAND, OR TO NEGOTIATE A MERGER AGREEMENT WITH TEMPLE-INLAND NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH THE PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO THE CONSIDERATION NEGOTIATED BY INTERNATIONAL PAPER, THE PURCHASER AND TEMPLE-INLAND.

NEITHER THIS OFFER TO PURCHASE NOR THE OFFER CONSTITUTES A SOLICITATION OF PROXIES IN CONNECTION WITH ANY PROXY SOLICITATION (AS DEFINED IN THE OFFER TO PURCHASE) OR OTHERWISE. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY SOLICITATION MATERIALS COMPLYING WITH THE REQUIREMENTS OF THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

The Dealer Managers for the Offer are:

July 12, 2011

IMPORTANT

If you wish to tender all or a portion of your Shares in the Offer, you should either (i) complete and sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to BNY Mellon Shareowner Services, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 – “Procedure for Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such person if you desire to tender your Shares. The associated preferred stock purchase rights are currently evidenced by the certificates representing the Shares, and by tendering Shares, you will also tender the associated preferred stock purchase rights. If the Distribution Date (as defined in Section 8 – “Certain Information Concerning Temple-Inland”) occurs, you will be required to tender one associated preferred stock purchase right for each Share tendered in order to effect a valid tender of such Share.

If you desire to tender Shares and the certificates representing such Shares (and/or, if applicable, associated preferred stock purchase rights) are not immediately available, or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender such Shares pursuant to the guaranteed delivery procedures set forth in Section 3 – “Procedure for Tendering Shares”.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent, or to Evercore Group L.L.C. and UBS Securities LLC, the Dealer Managers, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. You can obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials from the Information Agent or from brokers, dealers, commercial banks and trust companies.

SUMMARY TERM SHEET		1
INTRODUCTION		6
THE OFFER		8
1.	Terms of the Offer.	8
2.	Acceptance for Payment and Payment for Shares.	9
3.	Procedure for Tendering Shares.	10
4.	Withdrawal Rights.	13
5.	Certain U.S. Federal Income Tax Consequences.	14
6.	Price Range of Shares; Dividends.	16
7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations; Temple-Inland’s Indebtedness.	16
8.	Certain Information Concerning Temple-Inland.	17
9.	Certain Information Concerning the Purchaser and International Paper.	19
10.	Source and Amount of Funds.	20
11.	Background of the Offer; Other Transactions with Temple-Inland.	22
12.	Purpose of the Offer; Plans for Temple-Inland; Statutory Requirements; Approval of the Merger.	27
13.	Dividends and Distributions.	30
14.	Conditions of the Offer.	31
15.	Certain Legal Matters; Regulatory Approvals.	34
16.	Fees and Expenses.	37
17.	Miscellaneous.	37

SCHEDULES
Schedule I – Directors and Executive Officers of International Paper and the Purchaser		I-1

SUMMARY TERM SHEET

International Paper Company, through its wholly owned subsidiary, Metal Acquisition Inc., is offering to purchase all outstanding shares of common stock, par value $1.00 per share, of Temple-Inland (together with the associated preferred stock purchase rights) for $30.60 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are some of the questions you, as a Temple-Inland stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

International Paper Company is offering to buy all of the common stock of Temple-Inland. International Paper, a New York corporation, is making this offer through its wholly owned subsidiary, Metal Acquisition Inc., a Delaware corporation formed for the purpose of making the Offer. See Section 9 – “Certain Information Concerning the Purchaser and International Paper”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $1.00 per share, and the associated preferred stock purchase rights, of Temple-Inland. We refer to one share of Temple-Inland common stock, together with the associated preferred stock purchase right, as a “share” or “Share”. See “Introduction”.

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay $30.60 per Share, net to you in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction”.

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately all of the common stock of, Temple-Inland. See Section 12 – “Purpose of the Offer; Plans for Temple-Inland”.

Do you have the financial resources to pay for the Shares?

Yes. We will need approximately $3.7 billion to purchase all outstanding Shares pursuant to the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees, commissions and expenses. International Paper intends to use approximately $1.5 billion of cash on hand and temporary investments in connection with the transaction. In addition, International Paper has entered into a commitment letter with UBS Loan Finance LLC (“UBS”) and UBS Securities LLC (“UBSS”) pursuant to which UBS has committed to provide a term loan facility to International Paper in an aggregate amount of up to $1.2 billion and a bridge loan facility in an aggregate amount of up to $1.0 billion. International Paper expects to contribute or otherwise advance funds to enable us to consummate the Offer. International Paper expects, based upon the combination of internally available cash, borrowings under the term loan facility, borrowings under the bridge loan facility and/or the issuance of debt securities, to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer. The Offer is not conditioned upon any financing arrangements. See Section 10 – “Source and Amount of Funds”.

Is your financial condition material to my decision to tender in the Offer?

Because the form of payment consists solely of cash and is not conditioned upon any financing arrangements, we believe our financial condition is not material to your decision whether to tender in the Offer.

Have you held discussions with Temple-Inland?

We have sought to negotiate with Temple-Inland regarding our proposed acquisition of it on multiple occasions, but Temple-Inland has refused to engage with us in substantive discussions. On June 6, 2011, we sent a letter to Temple-Inland, which we also released to the public, reiterating our proposal and desire to negotiate. On the same day, Temple-Inland issued a press release in which it stated that its board of directors had unanimously determined that the proposal made by International Paper on that day to acquire Temple-Inland for a purchase price in cash of $30.60 per Share was not in the best interests of Temple-Inland’s stockholders. See Section 11 – “Background of the Offer”.

What does the Board of Directors of Temple-Inland think of the Offer?

On June 6, 2011, Temple-Inland issued a press release in which it stated that its board of directors had unanimously determined that the proposal made by International Paper on June 6, 2011 to acquire Temple-Inland for a purchase price in cash of $30.60 per Share undervalued Temple-Inland and its future prospects and was not in the best interests of Temple-Inland’s stockholders.

Within ten business days after the date of this Offer to Purchase, Temple-Inland is required by law to publish, send or give to you (and file with the Securities and Exchange Commission (the “SEC”)) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer.

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 5:00 p.m., Eastern time, on August 9, 2011. We may, in our sole discretion, extend the Offer from time to time for any reason. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., Eastern time, on the next business day after the date the Offer was scheduled to expire. See Section 1 – “Terms of the Offer”.

We may elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See Section 1 – “Terms of the Offer”.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by International Paper and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

•

Temple-Inland’s board of directors redeeming the associated preferred stock purchase rights or our being satisfied, in our reasonable discretion, that the rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger of Temple-Inland and us (or one of our subsidiaries) as described herein;

•

Temple-Inland’s board of directors having approved the Offer and the Proposed Merger under Section 203 of the Delaware General Corporation Law or our being satisfied, in our reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger;

•

the Purchaser’s nominees constituting, or Temple-Inland’s board of directors having approved arrangements that will cause the Purchaser’s nominees to constitute promptly after completion of the Offer, a majority of Temple-Inland’s board of directors;

•

the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any similar waiting periods required under the antitrust laws of other countries, applicable to the purchase of Shares under this Offer having expired or been terminated as described herein; and

•

Temple-Inland not having entered into or effectuated any agreement or transaction with any person or entity that, in the Purchaser’s reasonable judgment, has the effect of impairing the Purchaser’s or International Paper’s ability to acquire Temple-Inland or otherwise diminishing the expected value to International Paper of the acquisition of Temple-Inland. See Section 14 – “Conditions of the Offer”.

Do you intend to undertake a proxy solicitation to replace some or all of Temple-Inland’s directors with your nominees for directors?

We may nominate, and solicit proxies for the election of, a slate of nominees for election at Temple-Inland’s 2012 annual meeting (any such solicitation, a “Proxy Solicitation”). Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with any Proxy Solicitation or otherwise. Any such solicitation will be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the SEC.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform BNY Mellon Shareowner Services, the depositary for the Offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., Eastern time, on the next business day after the date the Offer was scheduled to expire. See Section 1 – “Terms of the Offer”.

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to BNY Mellon Shareowner Services, the depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 – “Procedure for Tendering Shares”, not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three New York Stock Exchange trading days. However, the depositary must receive the missing items within that three-trading-day period. See Section 3 – “Procedure for Tendering Shares”.

If the Distribution Date occurs, you also must tender one associated preferred stock purchase right for each share of common stock tendered in order to validly tender such shares in the Offer. See Section 8 – “Certain Information Concerning Temple-Inland”.

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time until the Offer has expired, and, if we have not agreed to accept your Shares for payment by September 9, 2011, you can withdraw them at any time after such time until we accept Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is included. See Section 4 – “Withdrawal Rights”.

How do I withdraw tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to BNY Mellon Shareowner Services while you have the right to withdraw the Shares. See Section 4 – “Withdrawal Rights”.

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in Section 14 – “Conditions of the Offer”.

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with BNY Mellon Shareowner Services, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by BNY Mellon Shareowner Services of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3 – “Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares. See Section 2 – “Acceptance for Payment and Payment for Shares”.

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

If we consummate the Offer, we intend, as soon as practicable thereafter, to seek to have Temple-Inland complete a merger or other similar business combination with us or another subsidiary of International Paper, pursuant to which each then outstanding Share not owned by International Paper or us (or our respective subsidiaries) would be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer. See “Introduction”.

If a majority of the Shares are tendered and accepted for payment, will Temple-Inland continue as a public company?

If the merger of Temple-Inland and the Purchaser (or one of its subsidiaries, as described in this Offer to Purchase (the “Proposed Merger”), takes place, Temple-Inland common stock will no longer be publicly traded. Even if the Proposed Merger does not take place, if we purchase all the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, there may not be a public trading market for the Shares, and Temple-Inland may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See Section 7 – “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act”.

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is successful, we intend, as soon as practicable after the completion of the Offer, to seek to have Temple-Inland consummate the Proposed Merger. If the Proposed Merger takes place, stockholders who do not tender in the Offer (other than those properly exercising their appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Proposed Merger takes place, the only difference (other than the ability to exercise appraisal rights) between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Proposed Merger does not take place and the Offer is completed, the number of stockholders and of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than International Paper and its subsidiaries, which may affect prices at which Shares trade. Also, as described above, Temple-Inland may cease making filings with the SEC or being required to comply with the SEC rules relating to publicly held companies. See Section 7 – “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act”.

Are appraisal rights available in the Offer or the Proposed Merger?

Appraisal rights are not available in the Offer. If the Proposed Merger is consummated, holders of Shares at the effective time of the merger who do not vote in favor of, or consent to, the Proposed Merger and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares. Under Section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Proposed Merger. See Section 15 – “Certain Legal Matters; Regulatory Approvals”.

What is the market value of my Shares as of a recent date?

On June 6, 2011, the last full trading day before the first public announcement of our offer to acquire Temple-Inland for $30.60 per Share in cash, the last reported sales price of Temple-Inland common stock reported on the New York Stock Exchange was $21.01 per share. On July 11, 2011, the last trading day before we commenced the Offer, the last reported sales price of Temple-Inland common stock reported on the New York Stock Exchange was $30.55. You should obtain a recent quotation for your Shares prior to deciding whether or not to tender.

What are the U.S. federal income tax consequences of participating in the Offer?

If you are a U.S. Holder (as defined in Section 5 – “Certain U.S. Federal Income Tax Consequences”), the receipt of cash for your Shares pursuant to the Offer or the Proposed Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you hold your Shares as a capital asset for U.S. federal income tax purposes and are a U.S. Holder, you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) tendered and accepted for payment pursuant to the Offer or converted into the right to receive cash pursuant to the Proposed Merger. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. federal income tax at a preferential rate (currently 15%). See Section 5 – “Certain U.S. Federal Income Tax Consequences”.

You are urged to consult your own tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

Who can I talk to if I have questions about the Offer?

You can call Innisfree M&A Incorporated, the information agent for the Offer, toll-free at (877) 456-3488 (banks and brokers may call collect at (212) 750-5833) or Evercore Group L.L.C. and UBS Securities LLC, the dealer managers, at (877) 993-2673 (toll-free) and (855) 565-0223 (toll-free), respectively. See the back cover of this Offer to Purchase.

To the Stockholders of Temple-Inland Inc.:

INTRODUCTION

Metal Acquisition Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of International Paper Company, a New York corporation (“International Paper”), is offering to purchase all outstanding shares of common stock (the “Common Stock”), par value $1.00 per share, of Temple-Inland Inc., a Delaware corporation (“Temple-Inland”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of June 7, 2011, between Temple-Inland and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”), for $30.60 per Share, net to the seller in cash, without interest and less any withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). If your Shares are registered in your own name and are tendered directly to BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary”), you will not have to pay brokerage fees, commissions or similar expenses. If your Shares are held in street name by a broker, dealer, bank, trust company or other nominee, you should consult with your nominee to determine whether such nominee will charge a fee for tendering Shares on your behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, you will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Evercore Group L.L.C. and UBS Securities LLC (the “Dealer Managers”), the Depositary and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection their services in such capacities in connection with the Offer. See Section 16 – “Fees and Expenses”.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the shares then owned by International Paper and its subsidiaries (including us), represents at least a majority of the total number of shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), (ii) Temple-Inland’s board of directors (the “Temple-Inland Board”) redeeming the Rights or our being satisfied, in our reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the merger of Temple-Inland and us (or one of International Paper’s other subsidiaries) as described herein (the “Proposed Merger”) (the “Rights Condition”), (iii) the Temple-Inland Board having approved the Offer and the Proposed Merger under Section 203 (“Section 203”) of the Delaware General Corporation Law (the “DGCL”) or our being satisfied, in our reasonable discretion, that Section 203 is inapplicable to the Offer and the Proposed Merger (the “Section 203 Condition”), (iv) the Purchaser’s nominees constituting, or Temple-Inland’s board of directors having approved arrangements that will cause the Purchaser’s nominees to constitute promptly after completion of the Offer, a majority of the Temple-Inland Board (the “Board Majority Condition”), (v) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any similar waiting periods required under the antitrust laws of other countries, applicable to the purchase of shares under this Offer having expired or been terminated as described herein (the “Antitrust Condition”) and (vi) Temple-Inland not having entered into or effectuated any agreement or transaction with any person or entity that, in the Purchaser’s reasonable judgment, has the effect of impairing the Purchaser’s or International Paper’s ability to acquire Temple-Inland or otherwise diminishing the expected value to International Paper of the acquisition of Temple-Inland (the “Impairment Condition”).

The Offer is not conditioned on the Purchaser obtaining financing.

As of the date of this Offer to Purchase, International Paper beneficially owns 1,000 Shares, representing less than 1% of the outstanding Shares. According to Temple-Inland’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, there were (i) 108,313,316 Shares issued and outstanding as of May 10, 2011 and (ii) outstanding options to purchase approximately 7,380,000 Shares as of March 31, 2011. For purposes of the Offer, “fully diluted basis” assumes that all outstanding stock options are presently exercisable.

The purpose of the Offer is to acquire control of, and the entire equity interest in, Temple-Inland. We intend, as soon as practicable after completion of the Offer, to seek to have Temple-Inland consummate the Proposed Merger, pursuant to which each then outstanding Share not owned by International Paper or the Purchaser (or their subsidiaries) would be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer. Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to consummate the Proposed Merger without a vote of the Temple-Inland Board or other stockholders. If we do not acquire at least 90% of the outstanding Shares, under the DGCL we will have to seek approval of the Proposed Merger by Temple-Inland’s stockholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares. If the Section 203 Condition is not satisfied but we elect to complete the Offer, Section 203 could significantly delay our ability to consummate the Proposed Merger. See Section 12 – “Statutory Requirements; Approval of the Merger”.

We may nominate, and solicit proxies for the election of, a slate of nominees (the “Nominees”) for election at Temple-Inland’s 2012 annual meeting (any such solicitation, a “Proxy Solicitation”).

Whether or not we propose a merger or other similar business combination with Temple-Inland and whether or not our Nominees are elected at Temple-Inland’s annual meeting, we intend, as soon as practicable after completion of the Offer, to seek maximum representation on the Temple-Inland Board. We intend, promptly after the completion of the Offer, to request that some or all of the current members of the Temple-Inland Board resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the Temple-Inland Board.

We expect that our Nominees and designees, subject to their fiduciary duties under applicable law, would cause the Temple-Inland Board to:

•	amend the Rights Agreement or redeem the Rights, or otherwise act to satisfy the Rights Condition;

•	approve the Offer and the Proposed Merger, or otherwise act to satisfy the Section 203 Condition; and

•	take any other actions necessary to cause or permit the Proposed Merger to be consummated.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with the Proxy Solicitation or otherwise. Any such solicitation will be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the Securities and Exchange Commission (the “SEC”).

International Paper and the Purchaser are seeking to negotiate a business combination with Temple-Inland. Subject to applicable law, International Paper and the Purchaser reserve the right to amend the Offer (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in the Proposed Merger), including upon entering into a merger agreement with Temple-Inland, or to negotiate a merger agreement with Temple-Inland not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by International Paper, the Purchaser and Temple-Inland.

In the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending the completion of the Proposed Merger, we may purchase additional Shares not tendered in the Offer. Such purchases may be made in the open market or through privately negotiated transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable to stockholders than, the terms of the Offer. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position and general economic and market conditions.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.    Terms of the Offer.

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not previously withdrawn in accordance with Section 4 – “Withdrawal Rights”. “Expiration Date” means 5:00 p.m., Eastern time, on August 9, 2011, unless extended, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in Section 14 – “Conditions of the Offer”, which include, among other things, satisfaction of the Minimum Tender Condition, the Rights Condition, the Section 203 Condition, the Board Majority Condition, the Antitrust Condition and the Impairment Condition. If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4 – “Withdrawal Rights”, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Subject to any applicable rules and regulations of the SEC, we expressly reserve the right, but not the obligation, in our sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

As of the date of this Offer to Purchase, the Rights do not trade separately. Accordingly, by tendering Common Stock you are automatically tendering a similar number of Rights. If, however, the Rights detach, tendering stockholders will be required to deliver Rights certificates with the Common Stock (or confirmation of book-entry transfer, if available, of such Rights).

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, we will extend the Offer until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

“Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

If we extend the Offer, are delayed in accepting for payment of or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in Section 4 – “Withdrawal Rights”. Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, include a subsequent offering period of at least three business days to permit additional tenders of Shares (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time of at least three business days, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is included.

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we may include a Subsequent Offering Period so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) we immediately accept and promptly pay for all securities validly tendered during the Offer, (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (iv) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period.

We do not currently intend to include a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

Pursuant to a demand under Section 220 of the DGCL, we have obtained from Temple-Inland its stockholder list and security position listings, which we will use for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions to the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the Expiration Date. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in Section 14 – “Conditions of the Offer” have not been satisfied or if any event specified in such section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 14 – “Conditions of the Offer”. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3 – “Procedure for Tendering Shares”)) and, if the Distribution Date (as defined below) occurs, certificates for Rights (or a confirmation of book-entry transfer, if available, of such Rights into the Depositary’s account at the Book-Entry Transfer Facility), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 – “Procedure for Tendering Shares”. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. If there is a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment. In the event of any such transfer or assignment, the transferee or assignee may be required to become a filing person on the Tender Offer Statement on Schedule TO filed by us pursuant to Rule 14d-3 under the Exchange Act, in which case an extension of the Offer may be required pursuant to the rules and regulations of the SEC.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.

3.    Procedure for Tendering Shares.

Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal and (b) certificates for the Shares (including, if the Distribution Date occurs, certificates for the Rights) to be tendered or delivery of such Shares (including, if the Distribution Date occurs, such Rights) pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in Section 5 – “Certain U.S. Federal Income Tax Consequences”) should complete and return the Substitute Form W-9 included in the Letter of Transmittal. Eligible tendering Non-U.S. Holders (as defined in Section 5 – “Certain U.S. Federal Income Tax Consequences”) should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For a more detailed discussion of backup withholding, see Section 5 – “Certain U.S. Federal Income Tax Consequences”.

Appointment of Proxy. By executing a Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Temple-Inland’s stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Temple-Inland’s stockholders.

Determination of Validity. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us. We reserve the right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may be unlawful to accept under the laws of any jurisdiction. We reserve the right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, International Paper or any of their respective affiliates or assigns, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials, including all questions as to the validity, form, eligibility (including time of receipt) and acceptance of Shares deposited pursuant to the Offer, will be final and binding, subject to challenge by stockholders in a court of competent jurisdiction. We reserve the right to permit the Offer to be accepted in a manner other than as set forth herein.

4.    Withdrawal Rights.

You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after September 9, 2011, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered again following one of the procedures described in Section 3 – “Procedure for Tendering Shares” at any time before the Expiration Date.

If we include a Subsequent Offering Period (as described in more detail in Section 1 – “Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our reasonable discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Subject to any applicable legal requirements, any such determination by us may be challenged by Temple-Inland shareholders in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of the Purchaser, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.    Certain U.S. Federal Income Tax Consequences.

The following is a general summary of certain U.S. federal income tax consequences of the Offer and the Proposed Merger to stockholders of Temple-Inland whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Proposed Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax or alternative minimum tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer or that any such contrary position would not be sustained by a court.

This discussion is limited to stockholders who hold shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a stockholder’s particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to stockholders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, partnerships and other pass-through entities, “controlled foreign corporations”, “passive foreign investment companies”, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons subject to the alternative minimum tax and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. Finally, this discussion does not address the U.S. federal income tax consequences to stockholders who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements.

For purposes of the Offer, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) an entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A)(1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons has the authority to control all of the substantial decisions of the trust or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes. For purposes of the Offer, a “Non-U.S. Holder” is generally a person or entity that is not a U.S. Holder.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners of such partnerships holding Shares should consult their tax advisors.

You are urged to consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Proposed Merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws, and any applicable tax treaty).

U.S. Holders

Consequences of the Offer. The receipt of cash for Shares pursuant to the Offer or the Proposed Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you hold your Shares as capital assets you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) tendered and accepted for payment pursuant to the Offer or converted into the right to receive cash pursuant to the Proposed Merger. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be subject to U.S. federal income tax at a preferential rate (currently 15%). The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made to U.S. Holders pursuant to the Offer or the Proposed Merger will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Certain holders (including, with respect to certain types of payments, corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Consequences of the Offer. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized upon the receipt of cash for Shares pursuant to the Offer or the Proposed Merger unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States (and, if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) or (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition.

Unless an applicable tax treaty provides otherwise, the Non-U.S. Holder generally will be subject to U.S. federal income tax on a net income basis on the gains described in (i) above. If the Non-U.S. Holder is a corporation, such gains may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). Gains described in (ii) above will generally be subject to U.S. federal income tax at a flat rate of 30%, but may be offset by U.S. source capital losses.

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Offer or the Proposed Merger effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such Non-U.S. Holder provides the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Payments made to Non-U.S. Holders pursuant to the Offer or the Proposed Merger effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding (currently at a rate of 28%) unless such Non-U.S. Holder provides the Depositary with a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.    Price Range of Shares; Dividends.

The Shares are listed and principally traded on NYSE under the symbol “TIN”. The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on the NYSE, and dividends paid per Share, as reported in published financial sources:

	High	Low	Dividends
Calendar Year 2009:
First Quarter	$6.47	$2.37	$0.10
Second Quarter	$15.64	$4.95	$0.10
Third Quarter	$18.90	$10.90	$0.10
Fourth Quarter	$22.68	$14.85	$0.10
Calendar Year 2010:
First Quarter	$23.32	$15.95	$0.11
Second Quarter	$25.03	$17.78	$0.11
Third Quarter	$22.98	$15.48	$0.11
Fourth Quarter	$22.94	$18.02	$0.11
Calendar Year 2011:
First Quarter	$25.90	$21.20	$0.13
Second Quarter	$30.25	$21.01	$0.13

On June 6, 2011, the last full trading day before the first public announcement of our offer to acquire Temple-Inland for $30.60 per Share in cash, the last reported sale price of the Shares on the NYSE was $21.01 per Share. On July 11, 2011, the last trading day before we commenced the Offer, the last reported sales price of Temple-Inland common stock reported on the NYSE was $30.55. You are urged to obtain current market quotations for the Shares.

7.    Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations; Temple-Inland’s Indebtedness.

Possible Effects of the Offer on the Market for the Shares. If the Proposed Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. Therefore, if the Proposed Merger takes place, the only difference (other than the ability to exercise appraisal rights) between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Proposed Merger does not take place and the Offer is consummated, the number of stockholders and of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than the Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing. The Shares are listed on the NYSE. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE and may be delisted from the NYSE. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, (i) the total number of holders of Shares fell below 400, (ii) the total number of holders of Shares fell below 1,200 and the average monthly trading volume over the most recent 12 months was less than 100,000 Shares or (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of Temple-Inland and their immediate families and other concentrated holdings of 10% or more) fell below 600,000. If the Shares are not delisted prior to the Proposed Merger, we intend to delist the Shares from the NYSE promptly following completion of the Proposed Merger.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Temple-Inland to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Temple-Inland to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Temple-Inland and persons holding “restricted securities” of Temple-Inland may be deprived of the ability to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing on the NYSE. We intend to seek to cause Temple-Inland to terminate registration of the Shares under the Exchange Act as soon after completion of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

Temple-Inland’s Indebtedness. Based on information disclosed in Temple-Inland’s filings with the SEC, it appears that (i) completion of the Offer will result in a change of control under Temple-Inland’s revolving credit agreement dated as of June 25, 2010 with Bank of America, N.A. and the other lenders party thereto (the “Temple-Inland Revolver”) and (ii) the Proposed Merger may breach a covenant under the Temple-Inland Revolver, which, in either case, could allow the holders of indebtedness under the Temple-Inland Revolver to accelerate such indebtedness and require Temple-Inland to repay such indebtedness and cash collateralize certain outstanding letters of credit. Based on information disclosed in Temple-Inland’s filings with the SEC, as of April 2, 2011, Temple-Inland had $16 million of drawings, in the form of letter of credit usage, under the Temple-Inland Revolver.

8.    Certain Information Concerning Temple-Inland.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning Temple-Inland contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of International Paper, the Purchaser, the Dealer Managers, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Temple-Inland to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to International Paper, the Purchaser, the Dealer Managers, the Information Agent or the Depositary. International Paper, the Purchaser, the Dealer Managers, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

According to Temple-Inland’s Annual Report on Form 10-K for the year ended January 1, 2011 (the “Temple-Inland 10-K”), Temple-Inland became a publicly traded company in 1983. The principal executive offices of Temple-Inland are located at 1300 MoPac Expressway South, 3rd Floor, Austin, Texas 78746 and its telephone number is (512) 434-5800. According to the Temple-Inland 10-K, Temple-Inland manufactures and sells corrugated packaging and building products primarily in the United States and Mexico. The fully integrated corrugated packaging operation consists of 7 mills and 59 converting facilities. The building products operation manufactures a diverse line of building products for new home construction, commercial and repair and remodeling markets.

Preferred Stock Purchase Rights. The following description of the Rights is based upon publicly available documents. This description does not purport to be complete and is qualified in its entirety by reference to Temple-Inland’s Current Report on Form 8-K filed with the SEC on June 7, 2011 and by reference to the Rights Agreement, which is filed as Exhibit 4.1 thereto.

On June 7, 2011, the Temple-Inland Board declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock, payable on June 17, 2011 to the stockholders of record on June 17, 2011.

Each Right will allow its holder to purchase from Temple-Inland one one-hundredth of a share of Series B Junior Participating Preferred Stock (a “Preferred Share”) for $120 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the outstanding Common Stock.

Certain synthetic interests in securities created by derivative positions – whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act – are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivative contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the Common Stock certificates will also evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the Common Stock and be evidenced by book-entry credits or by Rights certificates that Temple-Inland will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person are void and may not be exercised.

In the event that a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $120, purchase shares of Common Stock with a market value of $240, based on the market price of the Common Stock prior to such acquisition. If Temple-Inland is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $120, purchase shares of the acquiring corporation with a market value of $240, based on the market price of the acquiring corporation’s stock prior to such transaction. Shares held by affiliates and associates of an Acquiring Person, and notional shares held by counterparties to a derivatives contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Each one one-hundredth of a Preferred Share, if issued, will (i) not be redeemable, (ii) entitle its holder to quarterly dividend payments of $0.01, or an amount equal to the payment made on one share of common stock, whichever is greater, (iii) entitle its holder upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of Common Stock, whichever is greater, (iv) have the same voting power as one share of Common Stock and (v) if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, entitle holders to a per share payment equal to the payment made on one share of Common Stock. The value of one-one hundredth interest in a Preferred Share should approximate the value of one share of Common Stock.

The Rights will expire on June 7, 2016. The Temple-Inland Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Temple-Inland Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if Temple-Inland has a stock split or stock dividends of Common Stock.

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Common Stock of Temple-Inland, the Temple-Inland Board may extinguish the Rights by exchanging one share of Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

The Temple-Inland Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or Common Stock. No adjustments to the Exercise Price of less than 1% will be made.

The terms of the Rights Agreement may be amended by the Temple-Inland Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Temple-Inland Board may not amend the agreement in a way that adversely affects holders of the Rights.

Based on publicly available information, International Paper and the Purchaser believe that, as of the date of this Offer to Purchase, the Rights are not exercisable, the Right certificates have not been issued and the Rights are evidenced by the certificates representing Common Stock. Unless the Distribution Date occurs, a tender of shares of Common Stock will include a tender of the associated Rights. If the Distribution Date does occur, you will need to tender one Right with each share of Common Stock tendered in order for such share to be validly tendered in the Offer. We will not pay any additional consideration for the tender of a Right. Unless the Temple-Inland Board elects to redeem the Rights Agreement and, thus, terminates the Rights or amends the Rights Agreement to postpone the Distribution Date or otherwise acts to postpone the Distribution Date in accordance with the Rights Agreement, the Distribution Date will occur on the earlier of the tenth calendar day after the stock acquisition date and the tenth business day after the commencement of this Offer or first public announcement of an intention to commence this Offer.

Additional Information. Temple-Inland is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Temple-Inland is required to disclose in such proxy statements certain information, as of particular dates, concerning Temple-Inland’s directors and officers, their remuneration, stock options granted to them, the principal holders of Temple-Inland’s securities and any material interest of such persons in transactions with Temple-Inland. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9.    Certain Information Concerning the Purchaser and International Paper.

The Purchaser is a Delaware corporation incorporated on July 7, 2011, with principal executive offices at 6400 Poplar Avenue, Memphis, Tennessee 38197. The telephone number of its principal executive offices is (901) 419-7000. To date, the Purchaser has engaged in no activities other than those incidental to its formation and the commencement of the Offer. The Purchaser is a wholly owned subsidiary of International Paper.

International Paper is a New York corporation incorporated in 1941 as the successor to the New York corporation of the same name organized in 1898, with principal executive offices at 6400 Poplar Avenue, Memphis, Tennessee 38197. The telephone number of International Paper’s principal executive offices is

(901) 419-7000. International Paper is a global paper and packaging company that is complemented by an extensive North American merchant distribution system, with primary markets and manufacturing operations in North America, Europe, Latin America, Russia, Asia and North Africa. In the United States as of December 31, 2010, International Paper operated 20 pulp, paper and packaging mills, 144 converting and packaging plants, 19 recycling plants and three bag facilities. Production facilities as of December 31, 2010 in Europe, Asia, Latin America and South America included eight pulp, paper and packaging mills, 67 converting and packaging plants, and two recycling plants. International Paper distributes printing, packaging, graphic arts, maintenance and industrial products principally through over 224 distribution branches in the United States and 38 distribution branches located in Canada, Mexico and Asia. As of December 31, 2010, International Paper owned or managed approximately 250,000 acres of forestland in Brazil and had, through licenses and forest management agreements, harvesting rights on government-owned forestlands in Russia.

The name, business address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of International Paper and the Purchaser and certain other information are set forth on Schedule I hereto.

As of the date of this offer to purchase, International Paper beneficially owns 1,000 Shares, representing less than 1% of the outstanding Shares. International Paper acquired these Shares on May 23, 2011 in an ordinary brokerage transaction.

No part of the purchase price or market value of these shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of International Paper, the Purchaser and, to International Paper’s and the Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of International Paper, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Temple-Inland; (ii) none of International Paper, the Purchaser and, to International Paper’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) none of International Paper, the Purchaser and, to International Paper’s and the Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Temple-Inland (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between International Paper, the Purchaser, their subsidiaries or, to International Paper’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Temple-Inland or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between International Paper, the Purchaser, their subsidiaries or, to International Paper’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Temple-Inland or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10.    Source and Amount of Funds.

We will need approximately $3.7 billion to purchase all Shares pursuant to the Offer, to fund the prepayment or refinancing of certain indebtedness of Temple-Inland in connection with the transaction and to pay related fees, commissions and expenses. International Paper intends to use approximately $1.5 billion of cash on hand and temporary investments in connection with the transaction. In addition, International Paper has entered into a commitment letter with UBS Loan Finance LLC (“UBS”) and UBS Securities LLC (“UBSS”) pursuant to which UBS has committed to provide a term loan facility (the “Term Facility”) to International Paper in an aggregate amount of up to $1.2 billion and a bridge loan facility (the “Bridge Facility” and, together with the Term Facility, the “Facilities”) in an aggregate amount of up to $1.0 billion, although the Bridge Facility may be replaced in whole or in part by the proceeds of a notes offering (the “Notes Offering”). UBS has committed to provide the full amount of the loans under the Facilities and UBSS has indicated its intention to, in consultation with International Paper, form a syndicate of banks that would become lenders thereunder. International Paper expects to contribute or otherwise advance funds to the Purchaser to enable us to consummate the Offer. Based upon the combination of cash otherwise available to International Paper, borrowings under the Facilities and/or the issuance of debt securities, International Paper expects to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer.

Borrowings under the Facilities will be unsecured and guaranteed by International Paper’s U.S. subsidiaries if any such subsidiary guarantees indebtedness of International Paper for borrowed money of $100 million or more. Borrowings under the Term Facility will mature on the date that is five years after, and borrowings under the Bridge Facility will mature on the date that is 364 days after, the completion of the Offer. The Facilities will bear interest at a rate per annum equal to, at the option of International Paper, (i) the higher of (a) the rate equal to the Federal Funds Rate plus 0.50% and (b) UBS AG’s prime commercial lending rate or (ii) a rate equal to the London Interbank Offered Rate for the deposit of U.S. dollars, in each case plus a margin which fluctuates based upon the credit ratings assigned by S&P and Moody’s to International Paper’s senior unsecured long-term debt securities from time to time (the “Ratings Grid”). The margin payable on the Bridge Facility pursuant to the Ratings Grid permanently increases by 0.50% on the date three months after the completion of the offer, and by an additional 0.50% on each date which is three months thereafter, if any amount of the Bridge Facility remains outstanding on such dates. In addition, International Paper will be required to pay the banks an escalating duration fee 90 days, 180 days and 270 days after the completion of the Offer based on the aggregate principal amount of loans outstanding under the Bridge Facility on such dates.

We anticipate that the Facilities will contain representations and warranties customary for credit facilities of this nature and subject to materiality levels and exceptions customary for transactions of this type, including representations and warranties as to the accuracy of financial statements; no material adverse change; no material litigation; no conflict with or default under law, charter documents or material contractual obligations (other than immaterial conflicts under contractual obligations); environmental matters; payment of taxes; use of proceeds including not engaging in the business of purchasing or carrying margin stock; solvency; and full disclosure.

We also anticipate that the Facilities will contain certain affirmative and negative covenants, including limitations on liens and fundamental changes (in each case, with exclusions to the extent necessary to comply with margin lending regulations and certain other exceptions to be agreed upon), limits on the ratio of total debt to total capital and a minimum consolidated net worth.

The commitment of UBS is, and we anticipate that the obligations of UBS and other banks in the syndicate of lenders to make the loans under the Facilities will be, conditioned upon, among other things, the execution and delivery of definitive documentation for the Facilities; completion of the Offer; absence of material adverse effect with respect to International Paper or Temple-Inland; accuracy in all material respects of certain representations and warranties; delivery of certain financial statements and availability of a 20 consecutive calendar day marketing period to syndicate the Facilities.

We anticipate that the borrowings described above will be refinanced or repaid from funds generated internally by International Paper (including, after completion of the Proposed Merger or any other business combination that may be consummated with Temple-Inland, existing cash balances of and funds generated by Temple-Inland) or other sources, which may include the proceeds of the sale of securities. No decision has been made concerning this matter, and decisions will be made based on International Paper’s review from time to time of the advisability of selling particular securities, interest rates and other economic conditions.

A copy of the commitment letter of UBS and UBSS is filed with the SEC as an exhibit to the Tender Offer Statement on Schedule TO filed by us pursuant to Rule 14d-3 under the Exchange Act. Reference is made to such exhibit for a more complete description of the proposed terms and conditions of the Facilities and the Notes Offering, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

We have neither sought nor made alternative financing arrangements should the Facilities and the Notes Offering not be available.

The Offer is not conditional upon any financing arrangements.

11.    Background of the Offer; Other Transactions with Temple-Inland.

Background of the Offer. International Paper regularly considers a variety of strategic options and transactions as part of the continuous evaluation of its businesses and plans in an effort to increase stockholder value. In recent years, as part of this process, International Paper has evaluated various alternatives for expanding its core packaging business in North America, including through acquisitions.

On May 17, 2011, John V. Faraci, the Chairman and Chief Executive Officer of International Paper, first communicated International Paper’s proposal by phone to Doyle R. Simons, the Chairman and Chief Executive Officer of Temple-Inland.

On May 19, 2011, Mr. Faraci sent a letter to Mr. Simons summarizing the key terms of International Paper’s proposal, including International Paper’s offer to acquire all of Temple-Inland’s outstanding shares for $30.60 per Share in cash. The full text of Mr. Faraci’s May 19, 2011 letter is set forth below.

May 19, 2011

CONFIDENTIAL

Mr. Doyle R. Simons

Chairman & CEO

Temple-Inland Inc.

1300 South Mopac Expressway

Austin, TX 78746

Dear Doyle:

Thank you for returning my call yesterday. I look forward to meeting with you next Thursday in Austin. As I said on the phone, I’m sending this letter to summarize International Paper’s offer to acquire Temple-Inland and the strong rationale behind it. As discussed, IP is prepared to acquire all of the outstanding common stock of Temple-Inland for $30.60 per share in cash, or a total of $4.2 billion, including the assumption of Temple-Inland’s debt. Our strong preference is to reach a mutually beneficial, negotiated transaction promptly.

Our offer represents a 30% premium to Temple-Inland’s closing share price yesterday, which is also very close to the average closing price of $23.40 for the past 30 days, and almost a 20% premium to its 52-week high.

We believe the combination of IP and Temple-Inland creates an exceptionally compelling opportunity to create value for both of our companies’ stockholders. Temple-Inland’s stockholders will benefit from immediate liquidity at a price and premium fully reflecting Temple-Inland’s value. Furthermore, the significant premium we have proposed reflects our view that we can realize substantial cost savings from combining our businesses, particularly in operations, freight, logistics, selling expense and overhead. Our proposed price shares a meaningful amount of these synergies with Temple-Inland stockholders, while ensuring a fair return for our own stockholders.

Our offer price is based solely on publicly available information. As part of a private negotiation, we would conduct limited due diligence that we expect would take about five days. Our areas of focus would be segment P&L’s so we can confirm potential cost savings and capital expenditure requirements.

As I mentioned, we have carefully reviewed the regulatory implications of this combination and are confident that we will receive all required approvals. We are willing to discuss appropriate contractual provisions that will reflect our commitment to completing the transaction.

We have obtained financing commitments in an amount sufficient to consummate this transaction. In addition, we have met with the rating agencies and believe we would remain investment grade with no change in outlook.

International Paper’s board of directors fully supports and is committed to this proposal. In addition, we believe your stockholders will embrace this acquisition as a unique opportunity to realize certainty of value today and a premium price that your stock might otherwise take years to reach, if ever, as a stand-alone company.

I look forward to our meeting next week to discuss IP’s proposal and next steps.

Sincerely yours,

John V. Faraci

On May 26, 2011, Mr. Faraci and Mr. Simons met in person in Austin, Texas to discuss International Paper’s proposal.

On May 27, 2011, Mr. Faraci sent a letter to Mr. Simons reiterating the key terms of International Paper’s proposal, emphasizing that International Paper’s offer represented a significant premium to Temple-Inland’s highest historical share price and other all-cash transactions in the sector. The full text of Mr. Faraci’s May 27, 2011 letter is set forth below.

May 27, 2011

PERSONAL & CONFIDENTIAL

Mr. Doyle R. Simons

Chairman & CEO

Temple-Inland Inc.

1300 South Mopac Expressway

Austin, TX 78746

Dear Doyle:

Thanks for meeting me yesterday and reviewing our materials. As you can see, we believe our $30.60 all-cash proposal provides compelling value for Nickel’s shareholders. I hope that your Board of Directors sees it the same way and I look forward to hearing back from you no later than Saturday, June 4th, which is the 10 days we discussed. Timing and speed are important. If the situation changes and we conclude that we are unable to wait for your response on June 4th, we’ll let you know.

The critical issue here is the certainty of receiving a significant immediate cash premium for Nickel shareholders versus waiting years for a recovery in building products, and hoping that the industrial packaging business will maintain or improve during that same period of time. Your stock price would have to reach almost $43 per share in three years to equal the present value of our offer today, as shown on page 5 of our Discussion Materials. That is not likely.

Our proposal represents almost a 20% premium to the highest share price Nickel has seen since it became an independent company as shown on page 4 of the Discussion Materials (which happens to be the current 52-week high), more than a 33% premium to the current price, and a price well above other relevant data points. More specifically, the premium we are offering is in excess of the 27% premium paid by Rock-Tenn to Smurfit Stone and above the 29% average premium of all cash transactions in the sector. Furthermore, the implied multiple of 2011E EBITDA of 9.2x (including $385 million timber monetization liability, or 8.5x excluding) is well above that paid by us to Weyerhaeuser of 6.3x (which was an asset deal and had significant tax advantages which are not available here) and also well above that paid by Rock-Tenn to Smurfit Stone of 6.1x, giving full credit for the quality of Nickel’s assets compared to those of SSCC. All of these comparable transactions are outlined on page 6 of the Discussion Materials.

You have done a good job of developing Nickel over the past 4 years. However, not only does our proposal provide your shareholders the certainty of realizing the future benefits that you may or may not be able to deliver to them through a cyclical housing recovery and operational improvements, it more importantly pays them for much of the very significant synergies of a combination that are not achievable on a standalone basis – and it gives it to them immediately in cash. We hope that your Board will evaluate all of these considerations when it meets next week.

In closing, we prefer to effect this transaction on a friendly basis and look forward to your response within the timeframe we discussed. But my Board has thoroughly reviewed this matter and we are resolute in our interest. If a friendly agreement is not possible, we intend to take our proposal directly to your shareholders. I look forward to hearing back from you soon about next steps in making this combination happen quickly and on a friendly basis.

Very truly yours,

John V. Faraci

On June 4, 2011, nearly three weeks after International Paper first made its proposal, Temple-Inland sent a letter from Mr. Simons to Mr. Faraci stating that the Temple-Inland Board had rejected International Paper’s offer. The full text of Mr. Simons’ June 4, 2011 letter is set forth below.

June 4, 2011

Mr. John V. Faraci

Chairman and CEO

International Paper

6400 Poplar Avenue

Memphis, TN 38197

Dear John:

The Board of Directors of Temple-Inland has received your letters dated May 19 and May 27, 2011 containing IP’s proposal to acquire all of the outstanding shares of Temple- Inland for $30.60 per share in cash. The Board has also considered the additional information you provided me at our meeting held at your request on May 26. Earlier today, the Temple- Inland Board of Directors convened and carefully reviewed your company’s proposal with the assistance of its financial advisor, Goldman, Sachs & Co., and its legal counsel, Wachtell, Lipton, Rosen & Katz. After thorough consideration, it is the unanimous view of the Temple-Inland Board of Directors that your unsolicited proposal grossly undervalues Temple-Inland and its future prospects. Accordingly, the Temple-Inland Board unanimously rejects IP’s proposal of $30.60 per share.

Since we launched the “new” Temple-Inland in January 2008, we have delivered superior results to our stockholders compared with our corrugated packaging peers (including IP), building products peers, and the S&P 500. Since that time, our total returns to stockholders of 22% greatly exceed the 5% total return that IP has achieved. Through our proven ability to execute our strategy focused on maximizing return on investment (ROI) and profitably growing our business, the Board believes the Company will continue to provide superior results for our stockholders.

A key part of our strategy is to maximize ROI, because we believe ROI is fundamental to driving stockholder value. In corrugated packaging, we generated record ROI of 16.5% in 2009 and 2010 and are positioned to generate significantly higher levels of ROI in 2011 and beyond due to fundamental changes in the industry and benefits from our box plant transformation. Indeed, we are now achieving the highest returns on assets in the corrugated packaging industry. Despite the worst housing markets since the Great Depression, our low-cost building products operation has continued to generate positive cash flow throughout the downturn and is positioned to generate very high levels of return for our stockholders when housing markets recover. As the economic recovery continues and the benefits from our strategy continue to be realized, it is the stockholders of Temple-Inland who should benefit from our company’s very strong prospects, not the stockholders of IP.

We take issue with a number of claims in the materials you have provided to us. You have overstated our net debt by $91 million (which was $737 million as of March 31, 2011, rather than the $828 million stated in your proposal) and the net present value of our timber finance liability by at least $200 million. More significantly, the “comparable” transactions you cite are simply not comparable – those transactions involved troubled or struggling companies or operations rather than a company such as Temple-Inland with its industry-leading returns, high-quality assets and low-cost structure. Further, the retrospective focus of these “comparables” does not take account of the profound changes that are occurring in the corrugated packaging industry, which have led to reduced pricing volatility, higher average prices and widely-held expectations that these positive industry trends will continue.

Your own public statements acknowledge the changes in the industry and make clear that “looking back at history” is not the correct way to understand the corrugated packaging industry’s future. If, as you so clearly state, the past is not prologue for your company, neither is it for ours. We believe that it is for this reason that your letter of May 27 insistently says “Timing and speed are important,” and you have threatened us with a hostile bid if we do not respond by your deadline. The speed that is “important” to you underscores an opportunistic attempt to deprive our stockholders of the value in their company that we believe will become increasingly evident as the benefits of profound change in the corrugated packaging industry, Box Plant Transformation II and our extremely low-cost building products business accrue to the benefit of our stockholders. Finally, the “certain” value you refer to overlooks the serious regulatory issues of your proposal, an attempt to forcibly combine the #1 and #3 participants in the corrugated packaging industry with the result that your company would have an approximate 40% share of industry capacity, nearly double the next largest competitor.

Our Board of Directors, our management team and our employees are dedicated to creating value for all of our stockholders, which we expect to do by continuing to effectively execute on our strategic plan.

Sincerely,

Doyle R. Simons

In light of Temple-Inland’s refusal to engage in a substantive dialogue with International Paper, on June 6, 2011, International Paper made a public announcement of its offer. Mr. Faraci also sent a letter to Mr. Simons responding to Mr. Simons’ June 4, 2011 letter. The full text of Mr. Faraci’s June 6, 2011 letter is set forth below.

June 6, 2011

Mr. Doyle R. Simons

Chairman & CEO

Temple-Inland Inc.

1300 South Mopac Expressway

Austin, TX 78746

Dear Doyle:

International Paper is very disappointed by your Board’s rejection of our proposal to acquire Temple-Inland for $30.60 per share in cash, which represents a 44% premium to your market price at noon EDT today ($21.21). We continue to believe that our proposal represents a highly attractive offer for Temple- Inland and fairly rewards your shareholders for potential future operational and cyclical improvement as well as the potential synergies in a combination of our two businesses. Given the complete lack of interest expressed by your Board’s unanimous rejection of our proposal, we are compelled to take our offer directly to your shareholders.

Following our initial proposal communicated by telephone on May 17th and our face-to-face discussion on May 26th, we did not receive a substantive response until June 4th – almost three weeks after our initial contact. We believe your refusal to engage in discussions with us reflects an unrealistic view of the outlook for your portfolio of businesses, especially given the slow growth of the packaging industry and the low likelihood of a meaningful rebound in building products for at least the next several years.

The Temple-Inland recovery program referenced in your letter, including your focus on ROI, Box Plant Transformation I & II, the current industry dynamics and the cost structure of your building products operation, are already, in our judgment, fully reflected in your share price. Our ability to provide a cash offer at more than a 40% premium to market reflects not only the quality and fundamentals of your existing business, but also a very substantial portion of the significant cost savings that would result from the combination of the businesses and that are not otherwise available to you – and it gives all of that value to your shareholders immediately in cash, while ensuring a fair return for our own stockholders. After all, based on the information available in the public domain, the highest analyst forecast for your share price in the next 12-18 months is $29 per share.

Our offer is also at a price well above other relevant data points. Based on analyst consensus estimates, the offer multiple of 9.2x 2011E EBITDA (including $385 million timber monetization liability as well as $828 million of net debt including minority interest, both of which we believe are correct) is materially above that paid by us to Weyerhaeuser for their corrugated packaging business and that paid by Rock-Tenn to Smurfit-Stone. As the two most recent transactions in this sector, we disagree with your characterization that these two transactions are not comparable to our proposal. In fact, our valuation fully accounts for the fundamental differences between your company and these two other companies as reflected by the very significant premium in our proposal.

It is important to underscore that since January 2008 your return to shareholders, including reinvested dividends, has been only 6% per year. In that context, our proposal allows your shareholders to realize today, in cash, all of the potential future benefits that you may, or may not, deliver through cyclical and operational improvement.

This is the right time for you and the Temple-Inland Board to reconsider our proposed transaction. The economic recovery is slow. This in turn implies a slow recovery in packaging markets and box demand. In addition, the continued difficult housing market conditions mean that it is highly unlikely that your building products segment will be able to deliver significant earnings improvement, at least for the next few years. It would be in the best interests of Temple-Inland and your customers, employees, shareholders and other constituents for you to accept our proposal in a mutually beneficial negotiated transaction.

Your characterization of the regulatory issues in your letter is incorrect. We have studied these issues very thoroughly with the assistance of outside, independent experts. We believe we can obtain all required approvals, and we would be able to demonstrate this to you if you simply agreed to engage with us. We have also suggested repeatedly that a simple confirmatory due diligence process would lead to achieving the best price for your shareholders. We could complete our confirmatory due diligence and finalize the terms of a transaction in a few days. In order to move forward quickly, we have retained Evercore Partners and UBS Investment Bank as our financial advisors and Debevoise & Plimpton as our legal advisor, which, alongside our senior management, have already completed extensive analysis and due diligence based on publicly available information. We have also obtained a debt financing commitment from UBS Investment Bank in an amount sufficient to consummate this transaction.

International Paper is committed to a transaction with Temple-Inland. Given the substantial value represented by our offer and the unique benefits of a transaction with us, we are confident that Temple-Inland’s shareholders will support our proposal. We have taken the step of making this letter public to explain directly to your shareholders our proposal, our actions and our commitment. Your refusal to engage with us will only further delay the ability of your shareholders to receive the substantial value represented by our all-cash offer. We are ready to meet with you and your team immediately to discuss next steps toward achieving a friendly, negotiated transaction.

Very Truly Yours,

John V. Faraci

On June 6, 2011, Temple-Inland issued a press release stating that the Temple-Inland Board had rejected International Paper’s proposal.

On June 7, 2011, Temple-Inland issued a press release announcing that the Temple-Inland Board adopted the Rights Agreement and declared a dividend of one Right on each outstanding share of Common Stock.

On June 23, 2011, Mr. Faraci and Mr. Simons briefly discussed International Paper’s proposal. In the course of that discussion, Mr. Faraci identified certain specific areas of due diligence that International Paper would like to conduct to better understand some assertions made by Temple-Inland. As of the date hereof, Temple-Inland has not permitted us to conduct any such due diligence.

12.    Purpose of the Offer; Plans for Temple-Inland; Statutory Requirements; Approval of the Merger.

Purpose of the Offer; Plans for Temple-Inland. The purpose of the Offer is to acquire control of, and the entire equity interest in, Temple-Inland. We intend, as soon as practicable after completion of the Offer, to seek to have Temple-Inland consummate the Proposed Merger, pursuant to which each then outstanding Share not owned by International Paper or the Purchaser (or their subsidiaries) would be converted into the right to receive an amount in cash equal to the highest price per Share paid in the Offer. Under the DGCL, if we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to consummate the Proposed Merger without a vote of the Temple-Inland Board or other stockholders. If we do not acquire at least 90% of the outstanding Shares, under the DGCL we will have to seek approval of the Proposed Merger by Temple-Inland’s stockholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares. If the Section 203 Condition is not satisfied but we elect to consummate the Offer, Section 203 could significantly delay our ability to consummate the Proposed Merger. See “Statutory Requirements; Approval of the Merger” below.

If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in Temple-Inland, we may, subsequent to the completion of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

We may nominate, and solicit proxies for the election of, a slate of Nominees for election at Temple-Inland’s 2012 annual meeting pursuant to the Proxy Solicitation.

Whether or not we propose a merger or other similar business combination with Temple-Inland and whether or not our Nominees are elected at Temple-Inland’s annual meeting, we currently intend, as soon as practicable after completion of the Offer, to seek maximum representation on the Temple-Inland Board. We intend, promptly after the completion of the Offer, to request that some or all of the current members of the Temple-Inland Board resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the Temple-Inland Board.

We expect that our Nominees and designees, subject to their fiduciary duties under applicable law, would cause the Temple-Inland Board to:

•	amend the Rights Agreement or redeem the Rights, or otherwise act to satisfy the Rights Condition;

•	approve the Offer and the Proposed Merger, or otherwise act to satisfy the Section 203 Condition; and

•	take any other actions necessary to cause to permit the Proposed Merger to be consummated.

If the Shares are not delisted prior to the Proposed Merger, we intend to cause the delisting of the Shares by the NYSE promptly following completion of the Offer. We intend to seek to cause Temple-Inland to terminate registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for deregistration, including the delisting of the Shares, are met. See Section 7 – “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act”.

In connection with the Offer, International Paper and the Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that the Purchaser acquires control of Temple-Inland. In addition, if and to the extent that the Purchaser acquires control of Temple-Inland or otherwise obtains access to the books and records of Temple-Inland, International Paper and the Purchaser intend to conduct a detailed review of Temple-Inland and its assets, financial projections, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist. Such strategies could include, among other things, changes in Temple-Inland’s business, facility locations, corporate structure, rationalization of employment and cost levels, product development, marketing strategies, capitalization, management or dividend policy.

If we acquire control of Temple-Inland, we intend that, prior to our acquisition of the entire equity interest in Temple-Inland or the consummation of the Proposed Merger, no dividends will be declared on the Shares.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Temple-Inland or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Temple-Inland Board or management, any material change in Temple-Inland’s indebtedness, capitalization or dividend rate or policy or any other material change in Temple-Inland’s corporate structure or business.

Statutory Requirements; Approval of the Proposed Merger. Under the DGCL, if the Section 203 Condition is satisfied, the Proposed Merger would require the approval of the Temple-Inland Board and the holders of a majority of the outstanding Shares. In addition, under the DGCL, if the Section 203 Condition is satisfied and we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to approve the Proposed Merger without a vote of the Temple-Inland Board or other stockholders.

If the Section 203 Condition is not satisfied but we elect, in our sole discretion, to consummate the Offer, Section 203 could significantly delay our ability to acquire the entire equity interest in Temple-Inland. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon completion of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66b% of the outstanding voting stock not owned by the interested stockholder.

The provisions of Section 203 do not apply to a Delaware corporation if, among other things, (i) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 by (in addition to any other required vote) the affirmative vote of a majority of the shares entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to its adoption, (ii) such corporation does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder, or (iii) the business combination is proposed by an interested stockholder prior to the completion or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

The Offer is subject to satisfaction of the Section 203 Condition, which will be satisfied if, among other things, (i) prior to the acceptance for payment of Shares pursuant to the Offer, the Temple-Inland Board approves the Offer or the Proposed Merger or (ii) there are validly tendered prior to the Expiration Date and not withdrawn a number of Shares which, together with the Shares then owned by us, would represent at least 85% of the Shares outstanding on the date hereof (excluding Shares owned by certain employee stock plans and persons who are directors and also officers of Temple-Inland).

We reserve the right to waive the Section 203 Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and Section 203 is applicable, we may nevertheless seek to consummate a merger or other business combination with Temple-Inland. We believe we would be able to cause the consummation of such a merger or other business combination if we own a majority of the outstanding Shares and (i) such merger or other business combination is approved by the Temple-Inland Board and authorized at an annual or special meeting of stockholders of Temple-Inland, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding Shares not owned by us or our affiliates and associates; or (ii) such merger or other business combination occurs after the expiration of three years following the date we became an interested stockholder.

On the other hand, if we waive the Section 203 Condition and purchase Shares pursuant to the Offer or otherwise and are prevented by Section 203 from consummating a merger or other business combination with Temple-Inland for any period of time, we may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by Temple-Inland. We have not determined whether we would take any of the actions described above under such circumstances.

The exact timing and details of any merger or other similar business combination involving Temple-Inland will necessarily depend upon a variety of factors, including the number of Shares we acquire pursuant to the Offer. Although we currently intend to propose a merger or similar business combination generally on the terms described above, it is possible that, as a result of substantial delays in our ability to effect such a transaction, actions Temple-Inland may take in response to the Offer, information we obtain hereafter, changes in general economic or market conditions or in the business of Temple-Inland or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. We reserve the right not to propose a merger or other similar business combination with Temple-Inland or to propose such a transaction on terms other than those described above. Specifically, we reserve the right (i) to propose consideration in a merger or other similar business combination consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value that is greater than or less than the amount referred to above.

The foregoing discussion is not a complete statement of the DGCL and is qualified in its entirety by reference to the DGCL.

13.    Dividends and Distributions.

If, on or after the date of this Offer to Purchase, Temple-Inland (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing or (iv) discloses that it has taken such action, then, without prejudice to our rights under Section 14 – “Conditions of the Offer”, we may make such adjustments in the offer price and other terms of the Offer and the Proposed Merger as we deem appropriate to reflect such split, combination or other change including the number or type of securities offered to be purchased. In the event that we make any change in the offer price or other terms of the Offer, we will inform Temple-Inland’s stockholders of this development and, to the extent required by applicable law, extend the expiration date of the Offer.

If, on or after the date of this Offer to Purchase, Temple-Inland declares or pays any cash dividend (other than regular quarterly dividends of $0.13 or less per Share with record and payment dates consistent with Temple-Inland’s past practice) on the Shares or other distribution on the Shares, or issues with respect to the Shares any additional Shares or Rights, shares of any other class of capital stock, other than voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on Temple-Inland’s stock transfer records, then, subject to the provisions of Section 14 – “Conditions of the Offer”, (i) the offer price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.

14.    Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Rights Condition, the Section 203 Condition, the Board Majority Condition, the Antitrust Condition or the Impairment Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase, and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

(i) there is publicly announced, instituted or pending, or we shall have been notified of a person’s intention to commence, any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving Temple-Inland, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or those of Temple-Inland or any of our or Temple-Inland’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or those of Temple-Inland or any of our or Temple-Inland’s respective subsidiaries or affiliates or seeking to impose any limitation on our or any of our subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to Temple-Inland’s stockholders, (e) seeking to require divestiture by us or any of our subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving Temple-Inland, (g) adversely affecting the financing of the Offer, the Proposed Merger or other business combination involving Temple-Inland or (h) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Temple-Inland or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates; or

(ii) any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to International Paper, the Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving Temple-Inland, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of the HSR Act to the Offer or to any such merger or other business combination), that, in our reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (h) of paragraph (i) above; or

(iii) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Temple-Inland or any of its affiliates that, in our reasonable judgment, is or may be materially adverse to Temple-Inland or any of its affiliates, or we become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of Temple-Inland or any of its affiliates or the value of the Shares to us or any of our affiliates; or

(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Temple-Inland and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (e) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (f) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (g) in the case of any of the foregoing existing as of the close of business on July 11, 2011, a material acceleration or worsening thereof; or

(v) (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Temple-Inland or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Temple-Inland (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Temple-Inland (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on July 11, 2011, (b) any such person or group which, prior to July 11, 2011, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Temple-Inland, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Temple-Inland constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Temple-Inland or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Temple-Inland or any assets or securities of Temple-Inland; or

(vi) Temple-Inland or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on July 11, 2011, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Temple-Inland, (e) declared, paid or proposed to declare or pay any dividend (other than regular quarterly dividends of $0.13 or less per Share with record and payment dates consistent with Temple-Inland’s past practice) or other distribution on any shares of capital stock of Temple-Inland (other than a distribution of the Rights certificates or a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect prior to the date of this Offer to Purchase), (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger described herein), (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Temple-Inland or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Temple-Inland or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving Temple-Inland (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Temple-Inland or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that Temple-Inland or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, the Temple-Inland Certificate or bylaws (or other similar constituent documents) which has not been previously disclosed (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger described herein); or

(vii) we become aware (a) that any material contractual right of Temple-Inland or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of Temple-Inland or any of its subsidiaries, other than the Temple-Inland Revolver, has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving Temple-Inland or (b) of any covenant, term or condition in any instrument or agreement of Temple-Inland or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Temple-Inland or any of its affiliates or the value of the Shares to us or any of our affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving Temple-Inland); or

(viii) we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with Temple-Inland providing for a merger or other similar business combination with Temple-Inland or any of its subsidiaries or the purchase of securities or assets of Temple-Inland or any of its subsidiaries, or we and Temple-Inland reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(ix) Temple-Inland or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Temple-Inland or any of its subsidiaries or the purchase of securities or assets of Temple-Inland or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of Temple-Inland or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

(x) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in Section 15 – “Certain Legal Matters; Regulatory Approvals”) shall not have been obtained on terms satisfactory to International Paper and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

The foregoing conditions are for the sole benefit of International Paper, the Purchaser and their affiliates and may be asserted by us in our sole discretion regardless of the circumstances giving rise to any such conditions in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any governmental authority may be asserted at any time prior to the acceptance for payment of Shares, and all conditions may be waived by us in our sole discretion in whole or in part at any applicable time or from time to time, in each case subject to the applicable rules and regulations of the SEC. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, subject to the Offer remaining open for a minimum period of time following any such waiver or change as required by the rules and regulations of the SEC. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

15.    Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by Temple-Inland with the SEC and other publicly available information concerning Temple-Inland, we are not aware of any governmental license or regulatory permit that appears to be material to Temple-Inland’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “Other State Takeover Statutes”, such approval or other action will be sought. Except as described below under “Antitrust”, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Temple-Inland’s business or certain parts of Temple-Inland’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 14 – “Conditions of the Offer”.

Delaware Business Combination Statute. Temple-Inland is subject to the provisions of Section 203, which imposes certain restrictions on business combinations involving Temple-Inland. For a discussion of the provisions of Section 203, see Section 12 – “Statutory Requirements”.

Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Temple-Inland, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and Temple-Inland, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and Temple-Inland, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 14 – “Conditions of the Offer”.

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we plan to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC as promptly as possible after the date hereof. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., Eastern time, 15 days following such filing, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., Eastern time, on the next regular business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern time, 10 days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or with International Paper’s consent.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See Section 14 – “Conditions of the Offer”. Subject to certain circumstances described in Section 4 – “Withdrawal Rights”, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Temple-Inland’s substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 14 – “Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the Offer, International Paper and the Purchaser may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay completion of the Offer or the Proposed Merger while such discussions are ongoing.

The Offer and Proposed Merger may be subject to antitrust filings in other countries in addition to the United States. We believe that any required approvals or clearances will be obtained, but there can be no assurance that all such approvals or clearances will be obtained.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, stockholders of Temple-Inland who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Proposed Merger, neither vote in favor of the Proposed Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in such a merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Proposed Merger. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Other. Based upon our examination of publicly available information concerning Temple-Inland, it appears that Temple-Inland and its subsidiaries own property and conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, we will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 14 – “Conditions of the Offer”.

Any merger or other similar business combination that we propose would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Temple-Inland and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

16.    Fees and Expenses.

Evercore Group L.L.C. and UBS Securities LLC are acting as our financial advisors and Evercore Group L.L.C. and UBS Securities LLC are acting as Dealer Managers in connection with the Offer and will receive customary fees in connection with this engagement. We have agreed to reimburse the Dealer Managers for out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Managers against certain liabilities, including certain liabilities under the U.S. federal securities laws.

We have retained Innisfree M&A Incorporated to act as the Information Agent and BNY Mellon Shareowner Services to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, email, telephone and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Managers, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17.    Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of International Paper or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains a website on the internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC.

INTERNATIONAL PAPER COMPANY

METAL ACQUISITION INC.

July 12, 2011

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF INTERNATIONAL PAPER AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF INTERNATIONAL PAPER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of International Paper are set forth below. Unless otherwise indicated, the business address of each director and officer is care of International Paper Company, 6400 Poplar Avenue, Memphis, Tennessee 38197, and each occupation set forth opposite an individual’s name refers to employment with International Paper. None of the directors and officers of International Paper listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Except as indicated below, all directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
John N. Balboni	Mr. Balboni joined International Paper in 1988 as president of its Non-woven Fabrics Business after having served in various financial, marketing and general management positions in the Kendall Company. Subsequently he has been responsible for International Paper’s eBusiness and new business development efforts. He is senior vice president, Information Technology, and chief information officer for International Paper. He is responsible for information technology worldwide, which includes all computer operations, systems development, voice and data communications and advanced information technology.

*David J. Bronczek Principal Business Address: Federal Express 3610 Hacks Cross Road, 3rd Floor Memphis, TN 38125	President and chief executive officer of FedEx Express, a subsidiary of FedEx Corporation, since February 2000. Mr. Bronczek started with FedEx in 1976 and has served as executive vice president and chief operating officer of FedEx Express. Mr. Bronczek was recently appointed by the President of the United States to the National Infrastructure Advisory Council. He is a board member for the Air Transport Association and a member of the Board of Governors of the International Air Transport Association. He is vice chairman for the Board of Visitors of the University of Memphis, a member of the Board of Governors for National Safe Kids Campaign, and a member of Memphis Tomorrow. Director since October 9, 2006.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*Ahmet C. Dorduncu

Retired chief executive officer of Sabanci Holding, a financial and industrial conglomerate located in Turkey. From 2005 until his retirement in 2010, Mr. Dorduncu served as chief executive officer of Sabanci Holding. He also served from 2006 to 2010 as chairman of the board of Olmuksa, an industrial packaging business joint venture between Sabanci Holding and International Paper. Sabanci Holding is the parent company of the Sabanci Group, a Turkish financial and industrial company. Director since March 6, 2011.

Mr. Dorduncu is a citizen of Turkey.

C. Cato Ealy	Mr. Ealy joined International Paper in April 1992 as director, Corporate Development. In June 1996, he was named vice president and was promoted to senior vice president in June 2003. Mr. Ealy is responsible for the company’s domestic and foreign acquisition and divestiture programs. Prior to joining International Paper, he had been a director at Charterhouse Inc. since 1989.

*Lynn Laverty Elsenhans Principal Business Address: Sunoco, Inc. 1818 Market Street, Suite 1500 Philadelphia, PA 19103-3615	Chairman, chief executive officer and president, Sunoco, Inc., manufacturer and marketer of petrochemical products since August 2008. Ms. Elsenhans is also chief executive officer and chairman of the board of Sunoco Partners, LLC, the general partner of Sunoco Logistics Partners, LP. Sunoco Logistics engages in the transport, terminalling and storage of refined products and crude oil. Ms. Elsenhans previously served as executive vice president, global manufacturing, Shell Downstream Inc., a subsidiary of Royal Dutch Shell plc, from January 2005 until July 2008. She served concurrently as president of Shell Oil Company and chief executive officer of Shell Oil Products U.S. from 2003 until 2005. Ms. Elsenhans is an overseer for the Jones Graduate School of Management at Rice University, and serves on the boards of the Texas Medical Center, the United Way of Southeastern Pennsylvania and the Business Committee for the Arts Advisory Council. Director since March 15, 2007.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*John V. Faraci	Chairman and chief executive officer of International Paper, since November 2003. Earlier in 2003, Mr. Faraci was elected president of International Paper, and he previously served as executive vice president and chief financial officer from 2000 to 2003. From 1999 to 2000, he was senior vice president – finance and chief financial officer. From 1995 to 1999, he was chief executive officer and managing director of Carter Holt Harvey Ltd., a former majority-owned subsidiary of International Paper located in New Zealand. Mr. Faraci is a member of the board of directors of United Technologies Corporation. He also serves on the board of the Moscow School of Management and is chairman of the Brazil-U.S. Business Council. He is a trustee of Denison University and the American Enterprise Institute and a member of the Citigroup International Advisory Board. Director since February 11, 2003.

*Samir G. Gibara	Retired chairman of the board and chief executive officer of The Goodyear Tire & Rubber Company. Mr. Gibara served as chairman and chief executive officer from 1996 to his retirement in 2002 and remained as non-executive chairman until June 30, 2003. Prior to 1996, Mr. Gibara served that company in various managerial posts prior to being elected president and chief operating officer in 1995. Mr. Gibara served as a director of Dana Corporation through early 2008, and was elected to the board of W&T Offshore Inc. in May 2008. He serves on the Board of Dean’s Advisors of the Harvard Business School and as a trustee of the University of Akron Foundation. Director since March 9, 1999.

Terri L. Herrington	Ms. Herrington has been vice president – finance and controller of International Paper since February 2011. Ms. Herrington previously served as vice president, finance – consumer packaging from 2009 to 2011 and vice president – internal audit from 2007 to 2009. Ms. Herrington previously served as director of audit for finance and financial control for BP p.l.c. from 2003 to 2007. Ms. Herrington joined International Paper in 2007.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Tommy S. Joseph	Mr. Joseph joined International Paper in 1982 as process engineer at the Natchez, Miss., mill. He was named manager of Manufacturing Technical Services for the Printing and Communications Papers Division in 1996. In 1997 he was named manager of the Camden, Ar., mill where he served until 1998 when he became manager of the Mansfield, La., mill. In March 2001, he was promoted to manufacturing director – Containerboard and Kraft / business manager – Kraft Papers until the following year when he was named general manager of the Industrial Papers business. Mr. Joseph was promoted to vice president of Specialty Papers in 2002, vice president of Technology in 2005, and vice president, global manufacturing, in November 2008. In February 2009, he took on his current role as senior vice president, Manufacturing and Technology, with responsibility for the implementation of global manufacturing initiatives, technology, sustainability and Environment Health & Safety. January 1, 2010, he also assumed responsibility for Global Supply Chain Sourcing.

Thomas G. Kadien	Mr. Kadien joined International Paper in 1978 and held various sales and marketing positions in IP’s Packaging businesses. He became manufacturing manager for Nicolet in 1991 and general manager of Nicolet in 1992. He was vice president of Fine Papers in 1999 and vice president of Commercial Printing and Imaging Papers in 2000. In April 2003, he was appointed president of IP Europe, and was named a senior vice president of IP in May 2004. In November 2005, Mr. Kadien became senior vice president and president of xpedx, International Paper’s distribution business. He was named senior vice president Consumer Packaging & IP Asia on January 1, 2010.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Paul J. Karre	Mr. Karre joined International Paper in 1974 as an industrial relations specialist at the Georgetown, South Carolina, mill. After working in a variety of corporate and business human resources roles, he was named director of human resources, IP Europe, in 1989. In 1993, he returned to the United States and held several positions including HR director for the bleached board division, HR director for the U.S. converting businesses, and HR director for the consumer packaging group. In July 2000, he was named vice president of human resources. He was named senior vice president of human resources and communications in 2009.

Mary A. Laschinger	Ms. Laschinger joined International Paper in 1993. During her career with the company she has held the positions of senior vice president and president of International Paper Europe, Middle East, Africa and Russia, vice president of the Wood Products business, vice president of Pulp, general manager of Industrial Papers, and various senior management roles in sales, marketing, manufacturing, and supply chain. On January 1, 2010, Ms. Laschinger was named senior vice president and president of xpedx, International Paper’s distribution business.

*Stacey J. Mobley Principal Business Address: Dickstein Shapiro LLP 1825 Eye St. N.W. Washington, DC 200006-5403	Senior counsel, Dickstein Shapiro LLP, a multi-service law firm. Mr. Mobley retired in June 2008 as senior vice president, chief administrative officer and general counsel of DuPont, a global science company, and a member of DuPont’s Office of the Chief Executive. Mr. Mobley was with DuPont for 35 years and had senior management responsibility for legal and governmental affairs. Mr. Mobley is a director of Hewitt Associates and Nuclear Electric Insurance Ltd. and serves on the board of trustees of Howard University. Director since July 7, 2008.

Tim S. Nicholls	Mr. Nicholls is senior vice president and chief financial officer of International Paper. Mr. Nicholls’ previous positions have included vice president of Finance, vice president and CFO of IP Europe, president of Weldwood (formerly a wholly owned subsidiary of International Paper located in Vancouver, Canada), director of finance and strategic planning for Industrial Packaging, and general manager of the international packaging converting business. He joined International Paper in 1999 through the company’s acquisition of Union Camp, where he held a series of finance and business planning positions.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Maximo Pacheco	Mr. Pacheco joined IP in 1994 as executive vice president for Chile and Latin America at Carter Holt Harvey. In 2000, he was named president of IP Latin America and became senior vice president, Paper and Printing, IP do Brasil, in November 2003. In October 2004, he was named executive president of IP do Brasil and in November 2005 he was promoted to senior vice president of International Paper. Mr. Pacheco currently serves as senior vice president and president, IP Europe, Middle East, Africa & Russia.

Carol L. Roberts	Ms. Roberts began her career with International Paper in 1981 as associate engineer at the Mobile, Al., mill. In 1991, she became mill manager at the Oswego, N.Y., facility. In 1993, she was promoted to general manager of Kraft Packaging, followed by a move to general manager for Kraft Paper and Packaging in 1996. A year later, she was appointed an officer of International Paper and promoted to vice president of People Development in the Human Resources organization. She was named vice president of Industrial Packaging in October 2000. Ms. Roberts took on her current role as senior vice president, Industrial Packaging, in November 2005. She has responsibility for Containerboard & Recycling and Container The Americas businesses.

Sharon R. Ryan	Ms. Ryan joined International Paper in 1988 as an attorney in the Land and Timber/Forest Products Division. In 1992, she was named vice president and general counsel of Masonite Corporation, an International Paper subsidiary. In 1997, she was named general counsel – Building Materials Group, adding Wood Products and Decorative Products to her Masonite responsibilities. She became general counsel of Consumer Packaging and Corporate Sales & Marketing in 2000, and, in 2005, expanded her responsibilities to include IP’s Papers businesses and Wood Products business. She was promoted to associate general counsel – Corporate Law in 2006, and, in 2009 assumed the additional role of Chief Ethics and Compliance Officer. She was appointed vice president in February 2011. In May 2011, Ms. Ryan was also named acting general counsel and corporate secretary.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*Joan E. Spero	Ms. Spero is currently a Senior Research Scholar at Columbia University’s School of International and Public Affairs. She has served in the U.S. Department of State as Undersecretary for Economic, Business and Agricultural Affairs and as Ambassador to the United Nations for Economic and Social Affairs. She has held leadership positions at American Express in Corporate Strategy and Corporate Affairs over a span of 12 years, and from 1997 to 2008, she served as President of the Doris Duke Charitable Foundation. Ms. Spero currently is a member of IBM’s board of directors, a Trustee of both the Council on Foreign Relations and the Wisconsin Alumni Research Foundation, and a Trustee Emeritus of Columbia University and Amherst College. Previously, Ms. Spero served on the board of directors of ING Groep N.V., Delta Air Lines Inc., and First Data Corporation. Ms. Spero earned a masters degree and a doctorate from Columbia University.

Mark S. Sutton	Mr. Sutton was named senior vice president, Printing & Communications Papers the Americas, on January 1, 2010. Mr. Sutton’s previous positions with International Paper include senior vice president of Global Supply Chain, vice president of Supply Chain, vice president of Corporate Strategic Planning, vice president and general manager of European Corrugated Packaging Operations, general manager for Pressure Sensitive Products, sales and marketing manager for Industrial Papers, and manager of the company’s Thilmany Mill. Mr. Sutton joined International Paper in 1984 as an engineer at its Pineville, LA mill.

*John L. Townsend, III Principal Business Address: Tiger Management LLC 101 Park Ave., 48th Floor New York, NY 10178	Managing partner and chief operating officer of Tiger Management LLC, an investment management business since July 2010. Mr.Townsend is a member of the Riverstone Group, a private investment fund. Mr. Townsend was previously employed by Goldman Sachs & Co. from 1987 to 2002 and was a general partner from 1992 to 1999 and a managing director from 1999 to 2002. Mr. Townsend is a director of Belk, Inc., a department store retailer. Director since March 13, 2006.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*John F. Turner	Former Assistant Secretary of State for Oceans and International and Scientific Affairs from November 11, 2001, to July 8, 2005. Mr. Turner received the Department of State’s Distinguished Honor Award from Secretary of State Colin Powell in January 2005. Prior to serving in the Department of State, Mr. Turner was president and chief executive officer of The Conservation Fund. Between 1989 and 1993, he was director of the U.S. Fish and Wildlife Service. Mr. Turner also served in the Wyoming State Legislature for 19 years and is a past president of the Wyoming State Senate. Mr. Turner is a director of American Electrical Power, Inc., Peabody Energy Company, Ashland Inc., and The Bank of Jackson Hole. He was a visiting professor at the University of Wyoming in the School of Environment & Natural Resources in 2007 and 2008, and is a managing partner in a family business, The Triangle X Ranch, in Wyoming. Director since July 11, 2005.

*William G. Walter	Former chairman, FMC Corporation, an agriculture, specialty and industrial chemical company. Mr. Walter served as FMC’s chairman, president and chief executive officer from 2001 until December 31, 2009, and remained as chairman until September 30, 2010. Mr. Walter served as executive vice president of FMC Corporation from 2000 to 2001 and vice president and general manager of FMC’s Specialty Chemicals Group from 1997 to 2000. Mr. Walter is a member of the board of directors of the New York Life Insurance Company. Director since January 1, 2005.

*Alberto Weisser Principal Business Address: Bunge Limited 50 Main Street, 6th Floor White Plains, NY 10606	Chairman and chief executive officer of Bunge Limited, a global food, commodity and agribusiness company, since 1999. Mr. Weisser served as Bunge’s chief financial officer from 1993 to 1999. Mr. Weisser is a member of the North American Agribusiness Advisory Board sponsored by Rabobank Nederland. Director since January 1, 2006.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*J. Steven Whisler	Retired as chairman and chief executive officer of Phelps Dodge Corporation, an international mining company, upon its merger with Freeport Copper and Gold, Inc. in March 2007. Mr. Whisler served as chairman and chief executive officer of Phelps Dodge Corporation from May 2000 until March 2007, and served on the board of Phelps Dodge Corporation from 1995 through March 2007. Mr. Whisler is a director of the U.S. Airways Group, Inc. and the Brunswick Corporation. He is standing for election to the board of CSX Corporation in May 2011. He is also a director of the C. M. Russell Museum. Director since December 11, 2007.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of International Paper Company, 6400 Poplar Avenue, Memphis, Tennessee 38197. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with International Paper. None of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Marla F. Adair	Assistant Secretary of the Purchaser. Ms. Adair joined International Paper in September 2006 and is International Paper’s Chief Counsel – Global Corporate Governance, Treasury & Tax. Prior to joining International Paper, Ms. Adair was an associate at Bass, Berry & Sims PLC, located at 100 Peabody Place, Suite 900, Memphis, TN 38103.

C. Cato Ealy	Director and President of the Purchaser. Mr. Ealy joined International Paper in April 1992 as director, Corporate Development. In June 1996, he was named vice president and was promoted to senior vice president in June 2003. Mr. Ealy is responsible for the company’s domestic and foreign acquisition and divestiture programs. Prior to joining International Paper, he had been a director at Charterhouse Inc. since 1989.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Tim S. Nicholls	Director and Vice President of the Purchaser. Mr. Nicholls, senior vice president, is International Paper’s chief financial officer. Mr. Nicholls’ previous positions have included vice president of Finance, vice president and CFO of IP Europe, president of Weldwood (formerly a wholly owned subsidiary of International Paper located in Vancouver, Canada), director of finance and strategic planning for Industrial Packaging, and general manager of the international packaging converting business. He joined International Paper in 1999 through the company’s acquisition of Union Camp, where he held a series of finance and business planning positions.

Sharon R. Ryan	Director and Secretary of the Purchaser. Ms. Ryan joined International Paper in 1988 as an attorney in the Land and Timber/Forest Products Division. In 1992, she was named vice president and general counsel of Masonite Corporation, an International Paper subsidiary. In 1997, she was named general counsel – Building Materials Group, adding Wood Products and Decorative Products to her Masonite responsibilities. She became general counsel of Consumer Packaging and Corporate Sales & Marketing in 2000, and, in 2005, expanded her responsibilities to include IP’s Papers businesses and Wood Products business. She was promoted to associate general counsel – Corporate Law in 2006, and, in 2009 assumed the additional role of Chief Ethics and Compliance Officer. She was appointed vice president in February 2011. In May 2011, Ms. Ryan was also named acting general counsel and corporate secretary of International Paper.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

If delivering by mail:

BNY Mellon Shareowner Services

Attn: Corporate Action Department

PO Box 3301

South Hackensack, NJ 07606

If delivering by hand or courier:

BNY Mellon Shareowner Services

Attn: Corporate Action Department, 27th Floor

480 Washington Boulevard

Jersey City, NJ 07310

Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their telephone numbers, addresses and/or email addresses set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free (877) 456-3488

Banks and Brokers may call collect (212) 750-5833

The Dealer Managers for the Offer are:

Evercore Group L.L.C. 55 East 52nd Street New York, New York 10055 Toll free: (877) 993-2673	UBS Securities LLC 299 Park Avenue New York, New York 10171 Toll free: (855) 565-0223